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TSX Venture Exchange

December 01, 2020

Dear Sirs/Mesdames:

Re: Vizsla Resources Corp. (the "Entity")

We refer to the short form prospectus of the Entity dated December 01, 2020 in aggregate total offering of $150,000,000 short form base shelf prospectus (the "Prospectus"). We consent to being named and to the use, included in the Prospectus, of our report dated August 27, 2020 to the shareholders of the Entity on the following consolidated financial statements:

a) Consolidated statements of financial position as at April 30, 2020 and 2019, and,

b) Consolidated statements of loss and comprehensive loss, changes in equity and cash flows and notes comprising a summary of significant accounting policies and other explanatory information to the consolidated financial statements for the year ended April 30, 2020 and 2019.

We report that we have read the Prospectus and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditors' consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours truly,

Chartered Professional Accountants